April 17, 2013

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Touchstone Strategic Trust (File No. 333-187013) (the “Trust”).

Dear Mr. Bartz:

On behalf of the Trust, attached is Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-14 (“PEA 1”) filed pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended.  PEA 1 amends the registration statement on Form N-14 previously filed on March 1, 2013, and is being filed primarily to include within the body of the prospectus-information statement and statement of additional information certain changes responsive to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on April 1, 2013.

As previously discussed, the Trust intends to accompany PEA 1 with a request that the effective date of PEA 1 be accelerated to April 18, 2013 or as soon as practicable thereafter. If the acceleration request is granted, the Registrant estimates that copies of the prospectus-information statement materials will be released to shareholders of the acquired fund on or around April 23, 2013.

For your convenience, your comments are set out below in italicized text and each comment is followed by the applicable Trust’s response.

Prospectus/Proxy Statement — Summary

1.              In response to the question “Who will pay for the Reorganization?” please provide an estimate of the dollar costs of the reorganization.

Response:             All of the costs of the Reorganization will be borne by Touchstone Advisors, Inc.  Because the Acquiring Fund and the Acquired Fund (the “Funds”) are not paying the costs of the Reorganization, the Trust believes the current disclosure is sufficient and it is not necessary to disclose the costs of the Reorganization.

2.              Disclosure in the question “How do the Funds’ investment goals and principal investment strategies compare?” states that the Funds’ principal investment strategies and fundamental investment limitations are substantially similar.  Please highlight the differences.

Response:             The Trust has updated its disclosure to disclose that the strategies and limitations are identical.

3.              Disclosure in “How do the Funds’ fees and expenses compare?” refers to the Acquired Fund’s most recent fiscal year end expense ratios as of March 31, 2013.  Please ensure that the Fund is disclosing the correct fiscal year end date.

Response:             The Trust has updated the disclosure to reflect that the Acquired Fund is presenting information from its March 31, 2012 annual report.

4.              In the “Comparative Fee Table” for the Class A shares, please include in the table the Contingent Deferred Sales Charge (“CDSC”) discussed in footnote 1 to the table.

Response:             The section entitled “Description of Share Classes of the Funds” contains additional information regarding the contingent deferred sales charge (“CDSC”).  The Trust believes that this disclosure is appropriate in light of the limited applicability of such charge: the CDSC is applicable only to those shareholders who have invested more than $1 million in Class A shares of a Fund and, accordingly, the front-end sales load has been waived entirely.  The Trust believes that showing the charge in the fee table in the same prominence as the front-end sales load may cause a shareholder to conclude that he or she is subject to both the front-end sales load and the deferred sales charge.  A shareholder that has paid the front-end load may mistakenly believe that he or she needs to hold shares for at least 12 months to avoid the deferred sales charge when, in fact, he or she would not be subject to such fee.

Prospectus/Proxy Statement — Incorporation by Reference

5.              The Staff notes that the Focused Fund’s prospectus is being incorporated by reference. Please confirm that a copy of the Focused Fund’s prospectus will accompany the information statement.

Response: The Trust confirms that a copy of the Focused Fund’s prospectus will accompany the information statement.

6.              Please include as an exhibit to the Form N-14 the expense limitation agreement referred in the footnotes to the fee tables.

Response:  The Form of Amended Schedule A to the expense limitation agreement is attached to this amendment as an exhibit.

Prospectus/Proxy Statement — Power of Attorney

7.              Please update the power of attorney to reflect the filing’s 1933 Act file number.

Response: The Trust has included as an exhibit a power of attorney reflecting this filing’s 1933 Act number.

Statement of Additional Information — Portfolio Alignment

8.              Please identify any securities expected to be sold prior to merger to align the Fund’s portfolios and disclose the estimated brokerage costs associated with the alignment.

Response: Given the substantially similar portfolios, neither the Acquired Fund nor the Acquiring Fund expect to sell any securities as a result of the merger.

Statement of Additional Information — NAST Analysis

9.              In the notes to the pro forma tables, please disclose the accounting survivor.

Response:             The Trust has updated its disclosure to state that the Focused Fund will be the accounting survivor.

10.       Please provide the analysis supporting the identity of the surviving fund for accounting purposes and the calculation of performance, in accordance with the Staff’s position in North American Security Trust, (pub. avail. Aug. 5, 1994).

Response: Please see the requested analysis set forth in Exhibit B to this letter.

*              *              *

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trusts, which is attached as Exhibit A.  If you have any further questions or comments, please contact me at 513.629.2941.

Sincerely,

/s/ Bo James Howell
Bo James Howell
Counsel
303 Broadway, Suite 1100
Cincinnati, OH 45202
(513) 629-2941
bo.howell@wslife.com

Cc:	Terrie Wiedenheft
John M. Ford, Esq.

Exhibit A

April 17, 2013

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Touchstone Strategic Trust (File No. 333-187013) (the “Trust”).

Dear Mr. Bartz:

In connection with the Trust’s response to certain oral comments received from the Commission staff on April 1, 2013, with respect to the Staff’s review of the Trust’s Form N-14 previously filed on March 1, 2013, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) each is responsible for the adequacy and accuracy of the disclosure in the applicable filings, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Trust may not assert staff comments with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Bo James Howell, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at 513.629.2941.

Very truly yours,

/s/ Terrie Wiedenheft

Terrie Wiedenheft
Treasurer

Exhibit B

ACCOUNTING SURVIVOR ANALYSIS

As of 12/31/12	Touchstone Focused Equity Fund	Touchstone Focused Fund

Net Assets:	$118,579,093	$ 542,394,662
Inception:	A-12/31/2009	A-09/30/2003
	C-12/31/2009	C-04/12/2012
	Y-12/31/2009	Y-02/12/1999
	Inst-12/31/2009	Inst-12/20/2006
Current Advisor:	Touchstone Advisors, Inc.	Touchstone Advisors, Inc.
Surviving Advisor:	Touchstone Advisors, Inc.	Touchstone Advisors, Inc.
Current Sub-Advisor:	Fort Washington Investment Advisors, Inc.	Fort Washington Investment Advisors, Inc.
Surviving Sub-Advisor:	Fort Washington Investment Advisors, Inc.	Fort Washington Investment Advisors, Inc.
Current Diversification:	Non-diversified	Non-diversified
Diversification after Merger:	Non-diversified	Non-diversified
Expense Caps:	A - 1.20%	A - 1.20%
	C - 1.95%	C - 1.95%
	Y - 0.95%	Y - 0.95%
	Inst - 0.80%	Inst - 0.80%

With respect to the issue of which fund should be the accounting and performance survivor in the proposed merger of the Touchstone Focused Equity Fund into the Touchstone Focused Fund (together, the “Funds”), it is the view of the registrant and its counsel that the only accounting and performance survivor of the merger should, for the reasons discussed below, be the Touchstone Focused Fund.

The Securities and Exchange Commission (the “SEC”) staff has consistently held to the principles expressed in the North American Security Trust (“NAST”) no-action letter (publicly available August 5, 1994) in analyzing which party to a merger should be deemed to be the accounting survivor of such transaction.  In NAST, the staff stated that:

[i]n determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.

Based on the NAST factors described above, the Touchstone Focused Fund should be considered the accounting and performance survivor. Each of the factors is analyzed below.

1.             Investment Advisor:

Both funds are advised by Touchstone Advisors, Inc. (“Touchstone”).  Touchstone has engaged a sub-advisor to manage the investments for each of the funds. Both funds are currently managed in a similar manner. Although Touchstone Advisors, Inc. has general supervisory responsibility as investment advisor, decisions to buy and sell securities and implementation of investment strategies is the sole responsibility of the sub-advisor.

Fort Washington Investment Advisors, Inc. (“FWIA”) currently sub-advises both the Touchstone Focused Equity Fund and the Touchstone Focused Fund.  FWIA will continue to sub-advise the Touchstone Focused Fund after combination of the two Funds in the merger.

2.             Investment Objectives Policies and Restrictions:

The Touchstone Focused Equity Fund and the Touchstone Focused Fund have the same objective and principal investment strategies.  There are no substantive differences in any investment limitations of the Funds.

3.             Expense Structure and Expense Rates:

Both funds have the same expense cap structure and sales load structure.  The expense cap structure subsequent to the merger will be that of the Touchstone Focused Fund. The management fee and other expenses as a percentage of net assets of the Touchstone Focused Fund are the same as the Touchstone Focused Equity Fund.  The management fee for both the Touchstone Focused Fund and Touchstone Focused Equity Fund is tiered, ranging from 0.70% to 0.60% annualized and based on average daily net assets.

4.             Asset Size:

As of December 31, 2012, the net assets of each Fund are approximately as follows:

Touchstone Focused Equity Fund -	$118.6 million
Touchstone Focused Fund -	$542.4 million

The Touchstone Focused Fund is the significantly larger fund.

5.             Portfolio Composition:

This factor is discussed above in analyzing difference in investment policies and restrictions.

The Board of Trustees of the Touchstone Focused Fund will remain as the Board of the Fund after the merger.  In conclusion, the fact that both Funds are managed in the same manner and have identical investment objectives and substantively identical investment strategies, the fact the Touchstone Focused Fund’s assets are larger and it has a longer performance and operating history, and the fact that all other factors were neutral, the accounting survivor of the merger should be considered to be the Touchstone Focused Fund.